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                               April 30, 2021

       Cleveland Gary
       President
       ECRID, INC
       1320 S Federal Hwy Suite 215
       Stuart, FL 34994

                                                        Re: ECRID, INC
                                                            Registration
Statement on Form S-1
                                                            Filed April 7, 2021
                                                            File No. 333-255110

       Dear Mr. Gary:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1

       General

   1. Please revise to clarify the transaction or transactions you are attempting to register on this
                                                        Form S-1. For example,
Exhibit 5.1 and your disclosure on the prospectus cover page and pages 8 and 19 indicate
that only the company is offering shares of common stock.
                                                        Elsewhere, such as on
page 34, you indicate that at least your controlling shareholder is offering shares for
resale.
   2. Please tell us whether you intend to register a class of your securities under Section 12 of the Exchange Act. If
you do not, disclose the risks related to the suspension of the reporting obligation
under Section 15 of the Exchange Act and the inapplicability of the
                                                        Sections 13, 14 and 16
under the Exchange Act.
 Cleveland Gary
FirstName   LastNameCleveland Gary
ECRID, INC
Comapany
April       NameECRID, INC
       30, 2021
April 230, 2021 Page 2
Page
FirstName LastName
Prospectus Summary, page 6

3. Please update the date in the paragraph preceding this heading. Please also correct the registration statement file number on page 37.
Unavailability of Rule 144 for Resale, page 7

4. Please revise to state clearly that investors who purchase shares in this offering will be subject to the restrictions on resale you discuss. Also revise your risk factors, as appropriate.
Financial Summary, page 9

5. Please revise to include data from the most recent financial statement date. In this regard, we note that your December 31, 2020 financial statements reflect the most recent date available in the filing. Your data throughout the filing should be similarly revised (i.e.
         Dilution, MD&A Results of Operations, Liquidity, etc.)
Restrictions on the Reliance,, page 14

6. We note the last sentence of this risk factor. The limitations you discuss in the preceding disclosure do not apply only with respect to securities acquired in a business combination.
         Instead, they apply regardless of how those securities were acquired. Please revise accordingly. Also, your reference here to "business combination," disclosure on page 14 about blank check companies "like us," and reference to Rule 419 on page 15 indicate that this offering is subject to to the requirements of Rule 419 of Regulation C. Please provide us your analysis as to the applicability of that rule to your offering.
Dilution, page 21

7. Please update the information in this section. We note the reference to March 31, 2020 in the second paragraph. We also note the number of shares outstanding, as disclosed in the second paragraph, appears to be less than the number disclosed elsewhere in this document.
Directors, Executive Officers, Promoters and Control Persons, page 32

8. Please disclose Mr. Gary's business experience during the past five years. Your current disclosure appears to include such disclosure only until 2007. December 31, 2020 Financial Statements
Condensed Statements of Stockholders' Equity, page F-17

9. Please correct the heading of "For the Three Months Ended September 30, 2019" and
         "Balance at December 31, 2020" to reflect the correct period of the three months ended
         December 31, 2019.
 Cleveland Gary
ECRID, INC
April 30, 2021
Page 3
Exhibits

10. Please clarify where Exhibits 3.1, 3.2 and 99.1 are filed or whether you intend to file those exhibits with an amendment to this registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Heather Clark at (202) 551-3624 or Melissa Gilmore at
(202) 551-3777
if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Perry Hindin at
(202) 551-3444
with any other questions.



                                                            Sincerely,
FirstName LastNameCleveland Gary
                                                            Division of
Corporation Finance
Comapany NameECRID, INC
                                                            Office of
Manufacturing
April 30, 2021 Page 3
cc:       Matthew McMurdo
FirstName LastName